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     The following provisions of the Articles of Incorporation and By-Laws of
Prudential Special Money Market Fund, Inc. constitute all instruments defining the rights of holders of the securities proposed to be offered.

I.  Relevant Provisions of Articles of Incorporation:

    Article IV               Shares
    Article V                The Board of Directors
    Article IV               Shareholders' Voting Powers and Meetings
    Article VII              Termination of the Corporation
    Article VIII             Amendments
    Article VII              Derivative Actions

II. Relevant Provisions of By-Laws:

    Article I                Shareholders
    Article IX               Amendments